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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No 1)


                             NuPro Innovations Inc.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    670575109
                                 --------------
                                 (CUSIP Number)


                    Bavaria Hotel Holding International GmbH
                          Denninger Str. 165, D-81925
                                Munich, Germany
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 31, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
-------------------                                            -----------------
CUSIP NO. 670575109                                            Page 2 of 3 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Bavaria Hotel Holding International GmbH
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Germany
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,325,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,325,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,325,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.36%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    OO
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------                                            -----------------
CUSIP NO. 670575109                                            Page 3 of 3 Pages
-------------------                                            -----------------

     Pursuant to Rule 13d-2 of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Schedule 13D statement (this "Schedule 13D"), dated March 7, 2000, relating to the shares of common stock, $.001 par value per share (the "Common Stock"), of NuPro Innovations Inc. (the "Company") is hereby amended to update certain information regarding Bavaria Hotel Holding International.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

     Bavaria Hotel acquired the shares of Common Stock in connection with the Company's Regulation S Offering, which closed in July 1999. 775,000 shares are attributable to shares of Common Stock acquired pursuant to the exercise of warrants held by Bavaria Hotel.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Section (c) of Item 5 is hereby amended and restated in its entirety as follows:

(c)  Bavaria Hotel  executed the following  transaction  since the filing of the
     Schedule 13D:

     * On December 31, 2000, Bavaria Hotel exercised warrants for 775,000 shares of Common Stock at $2.50 per share.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


BAVARIA HOTEL HOLDING INTERNATIONAL


By: /s/ Stefan Schorghuber              /s/ Frank Behrenz
    --------------------------------    -----------------------------------
    Name: Stefan Schorghuber            Frank Behrenz
    Its:


Dated: March 8, 2001                    March 8, 2001
       -----------------------------    -----------------------------------